                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____1____)



NAME OF ISSUER:  Nextel Communications, Inc


TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value
     		                    $.001 per share.


CUSIP NO.             65332V103



Check the following box if a fee is being paid with this statement [].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Corporation


    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                       			   (B) [X]


(3)  SEC USE ONLY



(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware



      	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                                        5,112,594  Common Shares


		(6)  SHARED VOTING POWER:
                                               0   Common Shares


               	(7)  SOLE DISPOSITIVE POWER:
                                        5,112,594  Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                               0   Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                  	5,112,594  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

		2.844%


(12) TYPE OF REPORTING PERSON:       HC

(1)  NAME OF REPORTING PERSON:

	Chase Manhattan Investment Holdings, Inc.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   51-0297003



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
		                                           (B) [X]


(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware


	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                                           4,764,014  Common Shares


		(6)  SHARED VOTING POWER:
                                                   0  Common Shares


              	(7)  SOLE DISPOSITIVE POWER:
                                           4,764,014  Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                                   0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                           4,764,014  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

		2.656%


(12) TYPE OF REPORTING PERSON:       CO

(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Bank, N.A.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633612


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                       			   (B) [X]


(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION:     United States



      	NUMBER OF SHARES BENEFICIALLY
     	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                                            348,580  Common Shares


		(6)  SHARED VOTING POWER:
                                                  0  Common Shares


		(7)  SOLE DISPOSITIVE POWER:
                                            348,580  Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                                  0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                  	    348,580  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

		0.198%


(12) TYPE OF REPORTING PERSON:       CO

(1)  NAME OF REPORTING PERSON:  Chase Manhattan Capital Corporation


    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-1967012


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                              	           (B) [X]


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     New York


      	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                                              1,458  Common Shares


		(6)  SHARED VOTING POWER:
                                                 0   Common Shares


               	(7)  SOLE DISPOSITIVE POWER:
                                              1,458  Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                                  0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                              1,458  Common Shares

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

		0.00%


(12) TYPE OF REPORTING PERSON:       CO

ITEM 1 (a)   NAME OF ISSUER:   Nextel Communications, Inc.

ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             	201 Route 17 North
             	Rutherford, N.J. 07070

ITEM 2 (a)   NAME OF PERSON FILING:

             	The Chase Manhattan Corporation (CMC)
             	Chase Manhattan Investment Holdings, Inc. (CMIHI)
	 	The Chase Manhattan Bank, N.A. (CMB)
	 	Chase Manhattan Capital Corporation (CMCC)

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             	One Chase Manhattan Plaza
	     	New York, New York 10081

ITEM 2 (c)   CITIZENSHIP:

             	State of Delaware (CMC/CMIHI)
	 	United States (CMB)
	 	State of New York (CMCC)

ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Class A Common Stock, par value $.001 per share (the "Shares")


ITEM 2 (e)   CUSIP NO: 65332V103


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

	 This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.	 OWNERSHIP:

(a)      Amount Beneficially Owned:

	 CMIHI is the beneficial owner of 4,764,014 Shares. CMCC is the beneficial owner of 1,458 Shares. CMB is the beneficial owner of 347,122 Shares by virtue of its direct ownership of an exercisable warrant to purchase 347,122 Shares. By virtue of its ownership of
        all the	outstanding common stock of CMCC, CMB may be deemed to
        possess	indirect beneficial ownership of the Shares beneficially
        owned by CMCC. By virtue of its ownership of all the outstanding common stock of CMB and CMIHI, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMB, CMIHI and CMCC.

	The filing of this Statement by CMC shall not be construed as an admission that CMC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

 (b)     Percent of Class:

	CMIHI is the beneficial owner of 2.656% of the outstanding class of Nextel Shares by virtue of its direct ownership of 779,529 Shares and an exercisable warrant to purchase 3,984,485 Shares. CMB is the beneficial owner of 0.198% of the Shares by virtue of its direct ownership of an exercisable warrant to purchase 347,122 Shares. CMCC is the beneficial owner of 0.00% of the Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMIHI and CMB, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMIHI, CMB and CMCC.

	The percentages calculated in this Item 4 are based upon 175,433,718 Shares outstanding as of November 1, 1995, as disclosed in Nextel's Form 10Q for the quarter ended September 30, 1995.

(c)	Number of shares as to which the Filing Persons have:

	(i)  sole power to vote or to direct the vote:

	CMIHI has sole power to vote or to direct the vote of 4,764,014 Shares by virtue of its direct ownership of 779,529 Shares and an exercisable warrant to purchase 3,984,485 Shares. CMB has sole power to vote or direct the vote of 347,122 Shares by virtue of its direct ownership of an exercisable warrant to purchase 347,122 Shares. CMCC has sole power to vote or direct the vote of 1,458 Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess sole power to vote or to direct the vote of the 1,458 Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMIHI and CMB, CMC may be deemed to possess sole power to vote or to direct the vote of the Shares beneficially owned by CMIHI, CMB and CMCC.

        	(ii)  shared power to vote or to direct the vote:

             	                      0 Shares

       	(iii)  sole power to dispose or to direct the disposition of:

	CMIHI has sole power to dispose or direct the disposition of 4,764,014 Shares by virtue of its direct ownership of 779,529 Shares and an exercisable warrant to purchase 3,984,485 Shares. CMB has sole power to dispose or direct the disposition of 347,122 Shares by virtue of its direct ownership of an exercisable warrant to purchase 347,122 Shares. CMCC has sole power to dispose or direct the disposition of 1,458 Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess sole power to dispose or direct the disposition of the Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMIHI and CMB, CMC may be deemed to possess sole power to dispose or direct the disposition of the Shares beneficially owned by CMIHI, CMB and CMCC.

	(iv)   shared power to dispose or direct the disposition of:

              	0 Shares


Item 5.	   Ownership of Five Percent or Less of a Class:

		Not Applicable


Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:

		Not Applicable


Item 7.	   Identification and Classification of Subsidiaries Which Acquired
           the Security Being Reported on By the Parent Holding Company:

		See Exhibit 1


Item 8.	   Identification and classification of Members of the Group:

		Not Applicable


Item 9.	   Notice of Dissolution of Group:

		Not Applicable

ITEM 10.   CERTIFICATION:

		Not Applicable


	SIGNATURE: After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


	                 THE CHASE MANHATTAN CORPORATION



Dated:  February 14, 1996  	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


	                 THE CHASE MANHATTAN INVESTMENT HOLDINGS, Inc.



Dated:  February 14, 1996 	By:/s/Sylvia D. Leary
                                   Sylvia D. Leary, Vice President


As of: December 31, 1995



                           EXHIBIT INDEX


Exhibit
  Number        Document

1               Identification of Subsidiaries